TASEKO ANNOUNCES 84 MILLION TONNE MINERAL RESERVE FOR ALEY NIOBIUM PROJECT

September 15, 2014, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its 100%-owned Aley Niobium Project (“Aley” or the “Project”).

Russell Hallbauer, President and CEO of Taseko, stated, “In 2007, we acquired the Aley project for $5.4 million and after only six years and $30 million of exploration and development work, we have proven up a project with an $860 million net present value (NPV). The substantial shareholder value that has been created by this work has yet to be realized in the Company’s equity. While we advance the project through the environmental assessment phase we will continue to optimize technical aspects to further improve the economics. The relatively low capital cost, strong operating margins and favourable operating jurisdiction make Aley another ideal growth project for Taseko.”

Project Highlights

  Pre-tax net present value of approximately C$860 million at an 8% discount rate
  Pre-tax internal rate of return of 17% with a 5.5 year payback
  Anticipated operating margin of US$21/kg of niobium (Nb)
  Average annual production of 9 million kilograms Nb in the form of FeNb
  24 year mine life at a milling rate of 10,000 tonnes per day
  Life of mine strip ratio of 0.5:1
  Total pre-production capital cost of C$870 million, including; $520 million for mine, concentrator and site infrastructure; $180 million for the converter, $100 million for offsite infrastructure including the transmission line, and $70 million for pre-stripping

Mr. Hallbauer continued, “The market for niobium continues to grow, year-over-year, at nearly double-digit rates as the demand for specialty steels become increasingly important. The principal market for niobium is in high-strength, low-alloy steels which account for roughly 90% of niobium usage. The addition of niobium to these steels improves the strength-to-weight ratio making it ideal for automotive, aerospace, pipeline and shipbuilding applications. As new grades of niobium-containing high-strength steel are developed, demand growth for niobium will out-pace the overall steel market. We also believe that an additional niobium producer will support demand growth by removing some of the risk associated with a tightly controlled market.”

Aley is not only the highest quality niobium project being developed today, but also the most advanced. The barriers to entry into the niobium market are significant. There are very few known niobium projects around the world and none the scale of Aley. Additionally, the challenges of metallurgy are not insignificant, as evidenced by the three years it has taken Taseko’s technical team to achieve the desired recoveries. Aley is expected to generate Canadian dollar revenues of approximately $400 million per year over its 24 year mine life, and with the anticipated operating margin, contribute significantly to Taseko’s cash flow generating ability,” concluded Mr. Hallbauer.

The study was done using long term metal prices of US$45.00/kg for niobium and an exchange rate of US$0.90/C$ 1.00.

Mineral Reserves

Category (0.30% Nb2 O5 cut-off)	Tonnes (millions)	Nb2O5 (%)
Proven	44.3	0.52
Probable	39.5	0.48
Total	83.8	0.50

The NI 43-101 compliant reserve estimate takes into consideration all geologic, mining, milling, and economic factors, and is stated according to Canadian standards (NI43-101). (Under US standards no reserve declaration is possible until a full feasibility study is completed and financing and permits are acquired.)

Pre-Production and Mine Plan

The study demonstrating the reserve incorporates activities during a pre-production period of two years which include construction of the electricity transmission line; upgrading and extension of current road access and mine site clearing; site infrastructure, processing, and tailings starter dam construction; removal and storage of overburden; and pre-production waste development.

The mine plan utilizes a conventional truck shovel open pit mining operation. Following the pre-production period, total material moved averages 15,000 tonnes/day.

Processing and Infrastructure

The Aley Project is located in north central British Columbia approximately 130 km north of the town of Mackenzie. Current access is by road, around the north end of Williston Reservoir, to within 6 kilometres of the site.

The Aley processing plant has been designed with a nominal capacity of 10,000 tonnes per day. The plant consists of single stage crushing followed by three stage grinding and a multi-stage flotation process to produce a Nb2O5 concentrate. The flotation concentrate is then prepared prior to being processed in an on-site converter to produce FeNb as a saleable product.

Expected process recovery is 63% with annual production averaging 9 million kilograms niobium over the mine life.

Mineral Resources

The Mineral Reserves above are included in the following Measured and Indicated Mineral Resources.

Category (0.20% Nb2 O5 cut-off)	Tonnes (millions)	Nb2O5 (%)
Measured	112.6	0.41
Indicated	173.2	0.35
Total	285.8	0.37

Supporting Work

The Mineral Reserves are based on engineering directed by Taseko incorporating the measured and indicated resources established in 2012, metallurgical and converter test work completed by SGS Canada Inc. and XPS Testwork & Consulting Services respectively, pit design and mine planning by Moose Mountain Technical Services, converter design by Ausenco, and tailings and water management layouts by Knight Piésold Ltd.

The Mineral Reserves are a subset of the Mineral Resources reported in the March 29, 2012 Technical Report, “Technical Report, Aley Carbonatite Niobium Project”, prepared by Ronald G. Simpson, P.Geo and a Qualified Person under National Instrument 43-101.

The mine plan, mine related costing, and tailings and water management design was supervised and reviewed by Greg Yelland, P.Eng., Chief Engineer for Taseko and a Qualified Person under National Instrument 43-101.

Metallurgical and converter test work was supervised and reviewed by Keith Merriam, P.Eng., Manager, Process Engineering for Taseko and a Qualified Person under National Instrument 43-101.

Process and plant design work was done in accordance with design criteria derived from metallurgical and pyrometallurgical test work under the supervision of Rob Rotzinger, P.Eng. Vice-President Capital Projects for Taseko and a Qualified Person under National Instrument 43-101.

The reserve estimation was reviewed by Scott Jones, P.Eng., Vice-President Engineering for Taseko and a Qualified Person under National Instrument 43-101. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation.

The NI 43-101 technical report documenting these results will be filed on www.sedar.com within 45 days.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future metal prices, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.